Exhibit 99.1

ORAGENICS, INC.

CONSENT OF DIRECTOR NOMINEE

Oragenics, Inc., has filed a Registration Statement on Form S-1 (Registration No. 333-169031) with the Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Securities Act”), in connection with the public offering of common stock of Oragenics, Inc. In connection therewith, I hereby consent, pursuant to Rule 438 of the Securities Act, to be named as a nominee to the board of directors of Oragenics Inc., in the Registration Statement, as may be amended from time to time. I also consent to serve as a director when and if, appointed to the board of directors of Oragenics, Inc. and to the filing of this consent as an exhibit to such Registration Statement and any amendments thereto.

/s/Alan W. Dunton, M.D.
Alan W. Dunton, M.D

Dated:   October 5, 2010